WOODSIDE
AUSTRALIAN ENERGY

02 SEP -5 AM 9:12

26 April 2002

02076093

Securities and Exchange Commission
Office of International Corporate Financ
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to an Appendix 3Y for a Woodside Director, Rory Argyle, lodged with the Australian Stock Exchange ("ASX") on 26 April 2002.
- News Release in relation to a Gas Sales Agreement being signed with Kyushu Electric, lodged with the ASX on 26 April 2002.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
SEP 2 0 2002
THOMSON FINANCIAL

LYNNE KYLE
Corporate Assistant

dlw 9/18

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Limited
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Rory Edward Stanley Argyle
Date of last notice	

Part 1 - Change of Director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	
No. of securities held prior to change Note: This number should equal the number in the "No. of securities held after change" box in your last Appendix 3Y notice.	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

See chapter 19 for defined terms.

Part 2 – Change of Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Friday 26 April, 2002
11.00am (WST)

GAS SALES AGREEMENT SIGNED WITH KYUSHU ELECTRIC

The North West Shelf LNG Sellers today announced the signing of a Sales and Purchase Agreements with Kyushu Electric Power Co., Inc. for the sale and purchase of 0.5 million tonnes per annum (mtpa) of LNG.

The agreement covers LNG supply for a long-term arrangement, starting in 2006, and is on an ex-ship basis.

The agreement is the third signed for supply of LNG from the North West Shelf Venture's expansion project, currently under way at the Venture's onshore gas plant on the Burrup Peninsula, Western Australia.

The expansion includes a fourth LNG processing train with a production capacity of 4.2 mtpa of LNG and a second trunkline that will link the Venture's offshore production and onshore gas processing facilities.

Woodside Managing Director, John Akehurst said that the agreement reflected a strong sign of confidence in the Venture's ability to meet its customers' energy needs.

"The North West Shelf Venture has established an enviable reputation as one of the world's most reliable suppliers of LNG," Mr Akehurst said. "This reputation, backed by close working relationships with our customers, has underpinned our current expansion and strategically positioned the Venture for future growth in the Asia-Pacific region."

Kyushu Electric is Japan's fourth largest power utility and seventh largest consumer of LNG, currently using about 2.5 mtpa. Kyushu's services cover the entire southern island of Japan, which has a population of around 13 million.

Kyushu is one of the North West Shelf LNG Project's existing customers, taking about 1.05 million tonnes per annum of LNG under an original 20-year agreement that started in 1989.

Sales and Purchase Agreements have also been announced with:

- Tokyo Gas and Toho Gas on 25 October 2001 for the supply of 1.37 mtpa, starting in 2004
- Osaka Gas Co. Ltd on 11 March 2002 for the supply of 1 mpta,starting in 2004

A Letter of Intent has also been announced with:

- Tohoku Electric on 5 February 2001 for the supply of 0.4 mtpa of LNG, starting in 2005

Key terms agreements have been announced with:

- Chubu Electric on 3 August 2001 for the supply of 0.6 mtpa of LNG, starting in 2009
- Shell Gas & Power on 15 May 2001 for the supply of up to 3.7 million tonnes of LNG over five years. The agreement covers LNG supply between 2004 and 2009 and will be supplied from the build-up period of the fourth LNG train.

Negotiations are continuing with other Japanese customers and agreements for further LNG sales are expected to be concluded in the near future.

The six equal Participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; Chevron Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES
Woodside Energy Ltd.
Tony Johnson, Senior Adviser External Affairs
W: (08) 9348 5034 M: (0417) 916 638

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Geoff Wedgwood, Investor Relations Manager
W: (08) 9348 4283 M: (0419) 944 297